FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404 of December 15, 1976, as in force and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, hereby informs its shareholders and the market that, on October 13, 2023, its Board of Directors approved the execution of a pre-agreement with Grupo Calleja (the “Pre-Agreement”), which owns the leading grocery retailer group in El Salvador and operates under the Super Selectos brand (“Buyer”) for the sale of GPA’s total remaining equity interest in Almacenes Éxito S.A. (“Éxito”), corresponding to 13.31% of Éxito’s capital stock, in tender offers to be launched by the Buyer in Colombia and in the United States of America for the acquisition of 100% of the shares of Éxito, subject to the acquisition of at least 51% of the shares (“TO”). Companies of the Casino group, which are holders of 34,05% of Éxito’s capital stock, are also parties to the Pre-Agreement and agreed to sell their equity interest in the TO.

The value of the TO, considering all shares of Éxito, is of US$1,175 million, equivalent to US$0.9053 per share, of which US$156 million (corresponding to R$790 million on this date) corresponds to GPA’s equity interest. The price per share will be reduced by any extraordinary distribution of dividends or any other distribution, payment, transfer of assets or similar transaction made by Éxito, except for the ordinary dividends, between the date of the Pre-Agreement and the date that the TO documents are filed with the Financial Superintendency of Colombia (“SFC”). The price per share will be paid by the Buyer in cash.

The launching of the TO is subject to SFC’s approval and the necessary filings before the U.S. Securities and Exchange Commission. GPA believes that the settlement of the TO should occur around year end.

This is another relevant advance of the plan to reduce the financial leverage of the Company through the sale of non-core assets. Within this context, the Company concluded this year the sale of the following assets: (i) 11 stores in a sale and leaseback transaction, totaling R$330 million, of which R$140 million was received in the second quarter and R$190 million in the third quarter; (ii) land located in Barra da Tijuca, Rio de Janeiro, in the amount of R$247 million received in the third quarter; and (iii) other non-core assets totaling R$52 million received in the third quarter. The Company continues to negotiate the sale of other non-core assets.

GPA will keep the market and its shareholders informed of any new material facts related to these matters.

São Paulo, October 16, 2023.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

About Grupo Calleja: Grupo Calleja is the leading food retailer in El Salvador and operates under its banner Super Selectos. With 110 stores and a market share of circa 60%, Super Selectos is one of the largest companies in El Salvador and employs over 12 thousand collaborators in its operations.

While retail is the group’s primary focus, it also has investments in real estate, technology, energy, and other sectors. With over 70 years of experience, Grupo Calleja is committed to growing its business sustainably in the future.

This communication is for informational purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements related to a pre-agreement for the purchase of and the proposed tender offer for shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on GPA’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the launch and completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, GPA undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for U.S. Investors

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares or other securities. If and at the time a tender offer is commenced, the Buyer has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Éxito will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed with the SEC by the Buyer and Éxito, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 16, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.